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                                                                    EXHIBIT 99.5

                         OFFER BY OLICOM A/S TO PURCHASE
                             ALL COMMON SHARES HELD
                       BY HOLDERS OF 1,000 OR FEWER SHARES
                          FOR US$1.10 PER SHARE IN CASH

                                   ----------

                              THE OFFER WILL EXPIRE
                ON JUNE 19, 2002 AT 5:00 P.M. NEW YORK CITY TIME,
                          UNLESS THE OFFER IS EXTENDED

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                                                                    May 21, 2002

To Our Clients:

         Enclosed for your consideration are an Offer to Purchase dated May 21, 2002 and a related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") relating to the offer by Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark ("Olicom"), to purchase all common shares, nominal value DKK 0.25 per share ("Shares"), in Olicom held by a shareholder who holds 1,000 or fewer Shares, on the terms and subject to the conditions set forth in the Offer. Also enclosed is the letter to shareholders of Olicom from the Chief Executive Officer of Olicom.

         We (or our nominees) are the holder of record of Shares held by us for your account. A tender of those Shares can be made only by us as the holder of record and pursuant to your instructions. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.

         We request instructions as to whether you wish to tender any or all of the Shares held by us for your account pursuant to the terms and subject to the conditions set forth in the Offer.

         Your attention is directed to the following:

         1. The offer price is US$1.10 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer.

         2. The Offer is being made for outstanding Shares held by shareholders who hold 1,000 or fewer Shares.

         3. The Offer provides shareholders of record holding 1,000 or fewer Shares with an opportunity to immediately sell their shares without paying sales commissions.

         4. Olicom intends to deregister the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The deregistration of the Shares will result in such shares ceasing to be quoted on the OTC Bulletin Board. As a consequence, the trading market for the Shares in the United States will probably become more illiquid. The Offer provides shareholders with an opportunity to


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receive a cash payment for their Shares, and avoid the relative illiquidity with respect to the Shares in the United States that will probably exist subsequent to their deregistration.

         5. Olicom has determined the offer price of US$1.10 per share on the basis of the last sale price for the Shares (US$0.85), as quoted by the OTC Bulletin Board on May 17, 2002. The offer price represents a 29% premium over the last sale price quoted on the OTC Bulletin Board on May 17, 2002. The last sale price for the Shares as quoted by the CSE on May 17, 2002 was DKK 8.60, which converts into US$1.06 based on the exchange rate of the Danish Central Bank in effect on such date.

         6. The Offer is not conditioned on their being validly tendered and not properly withdrawn prior to the Expiration Time (as defined in the Offer) a minimum number of Shares.

         7. Olicom will pay any stock transfer taxes with respect to the transfer and sale of shares to it or its order pursuant to the Offer to Purchase, except as otherwise provided in Instruction 6 of the Letter of Transmittal.

         8. Holders of record will not be obligated to pay brokerage commissions to the Depositary or the Information Agent or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares to Olicom pursuant to the Offer. However, federal income tax backup withholding may be required, unless an exemption is provided or unless the required taxpayer identification information is provided. See Instruction 9 of the Letter of Transmittal.

         If you wish to have us tender any of or all the Shares held by us for your account, please so instruct us by completing, executing and returning to us the instruction form set forth below. An envelope to return your instructions to us is enclosed. If you authorize the tender of your Shares, all such Shares will be tendered. YOUR INSTRUCTIONS TO US SHOULD BE FORWARDED PROMPTLY TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION TIME.

         In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by American Stock Transfer & Trust Company (the "Depositary") of (i) the certificates for (or a timely book-entry confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer effected pursuant to the procedures set forth in the Offer to Purchase, an Agent's Message (as defined in the Offer to Purchase), and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering shareholders may be paid at different times depending on when certificates for Shares or book-entry confirmations with respect to Shares are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES TO BE PAID BY OLICOM, REGARDLESS OF ANY EXTENSION OF OR AMENDMENT TO THE OFFER OR ANY DELAY IN PAYING FOR SUCH SHARES.

         The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Olicom by one or more registered brokers or dealers licensed under the laws of such jurisdiction.


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               INSTRUCTIONS WITH RESPECT TO THE OFFER TO PURCHASE
                     ALL COMMON SHARES IN OLICOM A/S HELD BY
                     HOLDERS OF 1,000 OR FEWER COMMON SHARES

         The undersigned acknowledge(s) receipt of your letter enclosing the Offer to Purchase dated May 21, 2002 and the related Letter of Transmittal relating to the offer by Olicom A/S, a corporation organized under the laws of the Kingdom of Denmark, to purchase all outstanding common shares, nominal value DKK 0.25 per share ("Shares"), held by a shareholder who holds 1,000 or fewer Shares.

         This will instruct you to tender all Shares held by you for the account of the undersigned on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. The undersigned represents and warrants that it holds 1,000 or fewer Shares.

         All Shares held by us for your account are to be tendered.

Dated:                    , 2002
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                                         SIGNATURES:


                                         ---------------------------------------
                                         Name:
                                              ----------------------------------
                                         Address:
                                                 -------------------------------
                                         Telephone:
                                                   -----------------------------
                                         Taxpayer Identification
                                         or Social Security No.:
                                                                ----------------


                                         ---------------------------------------
                                         Name:
                                              ----------------------------------
                                         Address:
                                                 -------------------------------
                                         Telephone:
                                                   -----------------------------
                                         Taxpayer Identification
                                         or Social Security No.:
                                                                ----------------


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